UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the “Company”), dated April 30, 2024, announcing that the Company will release its first quarter 2024 earnings prior to market opening on Thursday, May 8, 2024 and will host a conference call at 8:00 a.m. EST / 2:00 p.m. CET to discuss the results for the quarter.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: April 30, 2024

	By:	/s/ Ludovic Saverys
Ludovic Saverys
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated Information Tuesday 30 April 2024 – 8.00 a.m. CET _______________________________________

EURONAV TO ANNOUNCE Q1 2024 RESULTS ON THURSDAY 8 MAY 2024

ANTWERP, Belgium, 30 April 2024 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) will release its first quarter 2024 earnings prior to market opening on Thursday 8 May 2024 and will host a conference call at 8 a.m. EST / 2 p.m. CET to discuss the results for the quarter.

The call will be a webcast with an accompanying slideshow. You can find details of this conference call below and on the “Investor Relations” page of the Euronav website at https://www.euronav.com/investors/company-news-reports/conference-call/.

The presentation for the earnings call will be available in our presentation section: https://www.euronav.com/investors/company-news-reports/presentations/2024/

Webcast Information
Event Type:	Video webcast with user-controlled slide presentation
Event Date:	8 May 2024
Event Time:	8 a.m. EST / 2 p.m. CET
Event Title:	“Q1 2024 Earnings Conference Call”
Event Site/URL:	https://events.teams.microsoft.com/event/39533602-5fe3-4eb7-9105-1f474d34ba01@d0b2b045-83aa-4027-8cf2-ea360b91d5e4

Telephone participants may avoid any delays by pre-registering for the call using the following link.

Telephone participants located who are unable to pre-register may dial in to the respective number of their location (to be found here). The Phone conference ID is the following: 245 317 979#

The recording & a transcript of the call will be uploaded onto our website in our investor section.

PRESS RELEASE Regulated Information Tuesday 30 April 2024 – 8.00 a.m. CET _______________________________________

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Contact:
Head of Marketing & Communications – Katrien Hennin
Tel: +32 499393470
Email: Katrien.hennin@cmb.tech
Email: communications@euronav.com

Announcement first quarter 2024 results – 8 May 2024

About Euronav NV & CMB.TECH
Euronav and CMB.TECH together represent a group with around 150 ocean-going vessels (including newbuildings) in dry bulk, container shipping, chemical tankers, offshore wind and oil tankers. The group focuses on large marine and industrial applications on hydrogen or ammonia. They also offer hydrogen and ammonia fuel to customers, through own production or third-party producers. The company is headquartered in Antwerp, Belgium, and has offices across Europe and Asia.

Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN.

Euronav plans to change the group's name to CMB.TECH. Euronav will remain the oil tanker shipping company within the group.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

PRESS RELEASE Regulated Information Tuesday 30 April 2024 – 8.00 a.m. CET _______________________________________

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.